Synalloy Corporation

Exhibit 21    Subsidiaries of the Registrant

All of the Company's subsidiaries are wholly owned. All subsidiaries are included in the Company's consolidated financial statements. The subsidiaries are as follows:

Synalloy Metals, Inc., a Tennessee corporation
    Bristol Metals, LLC, a Tennessee limited liability corporation

Manufacturers Soap and Chemicals Company, a Tennessee corporation
    Manufacturers Chemicals, LLC, a Tennessee limited liability corporation

Synalloy Fabrication, LLC, a South Carolina limited liability corporation

Palmer of Texas Tanks, Inc., a Texas corporation (formerly Lee-Var, Inc.)

CRI Tolling, LLC, a South Carolina limited liability corporation

Specialty Pipe & Tube, Inc., a Delaware corporation

American Stainless Tubing, LLC, a North Carolina limited liability corporation

DanChem Technologies, Inc., a Delaware corporation